Exhibit 5.1

Akari Therapeutics, PLC

22 Boston Wharf Road FL7

Boston, MA 02210

USA

29 August 2025

Dear Sirs

Akari Therapeutics, PLC – Registration Statement on Form S-1 - Exhibit 5.1

1.	Background

1.1	We have acted as legal advisers on English law to Akari Therapeutics, PLC, a public limited company incorporated under the laws of England and Wales and registered with company number 05252842 (the Company), in connection with a securities purchase agreement dated [26] August 2025 (the Securities Purchase Agreement) by and among the Company and White Lion Capital, LLC (the Buyer) relating to the offer (the Offering) by the Company of up to US$25,000,000 in aggregate gross purchase price of newly issued ordinary shares of $0.0001 each in the capital of the Company (Ordinary Shares) with the option to convert such shares into American Depositary Shares (ADSs) of the Company (which each represent two thousand (2,000) ordinary shares of $0.0001) (the New Shares).
1.2	This opinion is being furnished in connection with the Registration Statement on Form S-1 (the Registration Statement) to be filed by the Company with the US Securities and Exchange Commission under the Securities Act of 1933, as amended (the Securities Act) and the rules and regulations promulgated thereunder (the Rules) on or about the date of this opinion. The Registration Statement relates to the offer and sale from time to time of up to 30,000,000 ADSs, each representing 2,000 Ordinary Shares.
1.3	In rendering this opinion, we have examined and relied upon originals or copies of such corporate records, agreements, documents and instruments as we have deemed necessary or advisable for the purposes of this opinion, including (i) the certificates of incorporation and change of name of the Company and the articles of association of the Company (the Articles), (ii) the Securities Purchase Agreement, and (iii) the authorisation of the shareholders dated 30 June 2025 (the Shareholder Resolution) and the actions of the board of directors of the Company (and any committees thereof) (the Authorising Resolutions and, together with the Shareholder Resolution, the Corporate Approvals).
1.4	On 28 August 2025 at 10 a.m. (UK time) we carried out a search on an online service provided by Companies House (the Company Search), and on 28 August 2025 at 13.30 p.m. (UK time) we made a search of the Central Registry of Winding-Up Petitions at the English High Court with respect to the Company (the Winding-Up Enquiry and, together with the Company Search, the Searches).
1.5	Those documents and searches set out in paragraphs 1.3 and 1.4 are the only documents or records we have examined and the only searches and enquiries we have carried out for the purposes of this opinion. We have made no further enquiries concerning the Company or any other matter in connection with the giving of this opinion.

2.	Assumptions

2.1	We have not been responsible for investigating or verifying the accuracy of any facts or the reasonableness of any statement of opinion or intention contained in or relevant to any document.
2.2	This opinion applies as at the date of this letter. We expressly disclaim any obligation to update this opinion for changes in law or events occurring after that date.
2.3	In giving this opinion we have assumed:

2.3.1	the genuineness of all signatures, seals and stamps;
2.3.2	that each of the individuals who signs as, or otherwise claims to be, an officer of the Company is the individual whom he or she claims to be and holds the office he or she claims to hold;
2.3.3	the authenticity and completeness of all documents submitted to us as originals;
2.3.4	the conformity with the original documents and due execution of all documents reviewed by us as drafts, or copies and the authenticity and completeness of all such original documents;
2.3.5	that any documents examined by us which are governed by the laws of any jurisdiction other than England and Wales are legal, valid and binding under the laws by which they are (and are expressed to be) governed;
2.3.6	that since the passing of the Shareholder Resolution which provided the Company with a general authority to issue securities up to an aggregate nominal amount of US$20,000,000 for a period expiring (unless otherwise renewed, varied or revoked by the Company in general meeting) on 30 June 2030, no shares have been issued and allotted under that authority;
2.3.7	that the Company will have adequate authorised and unallotted share capital available for the issuance of the New Shares and that it has not entered into, and will not enter into, any other agreements or arrangements of a similar nature during the term of the Agreement that will prejudice the issue of New Shares under the general authority provided in the Shareholder Resolution;
2.3.8	that all shares that have been issued and allotted by the Company up until the date of this letter have been duly registered at Companies House;
2.3.9	that the Shareholder Resolutions were duly passed at a meeting of the shareholders of the Company duly convened and held and throughout which a valid quorum of shareholders entitled to vote on the resolutions were present, and are a true record of the proceedings of the relevant meeting and that each resolution recorded in those documents has not been and will not be amended or rescinded and remains in full force and effect;

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2.3.10	that no agreement, document or obligation to or by which the Company (or its assets) is a party or bound and no injunction or other court order against or affecting the Company would be breached or infringed by the matters contemplated by the performance of the actions to be carried out pursuant to, or any other aspect of the transactions contemplated by, the Corporate Approvals;
2.3.11	that the information disclosed by the Searches is true, accurate, complete and up-to-date and that there is no information which, for any reason, should have been disclosed by those Searches but was not so disclosed;
2.3.12	that all consents, approvals, authorisations, notices, filings, publications and registrations, and the payment of any stamp duties or documentary taxes, that are necessary under any applicable laws or regulations in order to permit the performance of the actions to be carried out pursuant to the Corporate Approvals have been or will be duly made or obtained and are, or will be, in full force and effect;
2.3.13	that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;
2.3.14	that on each date on which any New Shares are allotted and issued (each an Allotment Date) the Company will have complied with its Articles and all applicable laws relevant to the allotment and issue of those shares;
2.3.15	that as at each Allotment Date the documents examined, and the results of the searches and enquiries made, as set out in paragraph 1 would not be rendered untrue, inaccurate, incomplete or out-of-date by reference to subsequent facts, matters, circumstances or events; and
2.3.16	that there was and will be no fact or matter (such as bad faith, coercion, duress, undue influence or a mistake or misrepresentation before or at the time any agreement or instrument is entered into, a subsequent breach, release, waiver or variation of any right or provision, an entitlement to rectification or circumstances giving rise to an estoppel) which might affect the allotment and issue of any New Shares and no additional document between any relevant parties which would or might affect this opinion and which was not revealed to us by the documents examined or the searches and enquiries made by us in connection with the giving of this opinion.

2.4	In relation to paragraph 1.4, it should be noted that this information may not be true, accurate, complete or up-to-date. In particular, but without limitation:
2.4.1	there may be matters which should have been registered but which have not been registered or there may be a delay between the registration of those matters and the relevant entries appearing on the register of the relevant party;
2.4.2	there is no requirement to register with the Registrar of Companies notice of a petition for the winding up of, or application for an administration order in respect of, a company. Such a notice or notice of a winding-up or administration order having been made, a resolution having been passed for the winding up of a company or a receiver, manager, administrative receiver, administrator or liquidator having been appointed may not be filed with the Registrar of Companies immediately and there may be a delay in any notice appearing on the register of the relevant party;

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2.4.3	the results of the Winding-Up Enquiry relate only to petitions for the compulsory winding up of, or applications for an administration order in respect of, the Company presented prior to the enquiry and entered on the records of the Central Registry of Winding-Up Petitions. The presentation of such a petition, or the making of such an application, may not have been notified to the Central Registry or entered on its records immediately or, if presented to a County Court or Chancery District Registry, at all; and
2.4.4	in each case, further information might have become available on the relevant register after the Searches were made.

3.	Opinion

3.1	On the basis of the examination and enquiries referred to in paragraph 1 (Background) and the assumptions made in paragraph 2 (Assumptions), we are of the opinion that the New Shares will be, subject to the due entry of the names of the holders of such shares in the register of members of the Company and to the receipt by the Company of the aggregate issue price in respect of all the New Shares in accordance with the Securities Purchase Agreement, validly issued and fully paid and no further amount may be called thereon.
3.2	This opinion is strictly limited to the matters expressly stated in this paragraph 3 and is not to be construed as extending by implication to any other matter.

4.	Law

4.1	This opinion and any non-contractual obligations arising out of or in connection with this opinion shall be governed by, and construed in accordance with, English law.
4.2	We do not undertake or accept any obligation to update this opinion to reflect subsequent changes in English law or factual matters.
4.3	We express no opinion as to, and we have not investigated for the purposes of this opinion, the laws of any jurisdiction other than England. It is assumed that no foreign law which may apply to the matters contemplated by the Registration Statement, the Offering, the Company, any document or any other matter contemplated by any document would or might affect this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Securities Act or the Rules.

Yours faithfully

ASSERSON LAW OFFICES

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